Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

September 4, 2014	Steven L. Lichtenfeld Partner d 212.969.3735 f 212.969.2900 slichtenfeld@proskauer.com www.proskauer.com

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Mr. Tom Kluck

Re:	ARC Properties Operating Partnership, L.P.
Registration Statement on Form S-4
Filed August 1, 2014
File No. 333-197780

Dear Mr. Kluck:

On behalf of ARC Properties Operating Partnership, L.P. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 21, 2014 relating to the above-referenced registration statement (File No. 333-197780) filed on August 1, 2014 (the “Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the convenience of the Staff, we are supplementally providing blacklined copies, complete with exhibits, of Amendment No. 1, marked to show changes from the Registration Statement.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in Amendment No. 1.

General

1.	We note your disclosure on page 170 that you have incorporated by reference certain Exchange Act reports, including your Annual Report on Form 10-K for the fiscal year ended December 31, 2013. As you know, we are reviewing your Form 10-K, and have issued comments in connection with that review. Please confirm that you will amend the registration statement, as appropriate, to reflect your responses to our comments on the Form 10-K. In addition, please note that we will not be in a position to declare the registration statement effective until you have resolved all comments raised on the Form 10-K.

Response: The Company acknowledges the Staff’s comment and confirms that it has amended the Registration Statement, as appropriate, to reflect any changes required by or noted in the responses of American Realty Capital Properties, Inc. (“ARCP”) to the Staff’s comments to ARCP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

September 4, 2014

* * * *

The Company understands that:

(a) should the Commission or its Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b) the action of the Commission or its Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

(c) it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at (212) 969-3735 with any questions or comments regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Steven L. Lichtenfeld

Steven L. Lichtenfeld

cc:	Nicholas S. Schorsch, ARC Properties Operating Partnership, L.P.
Philippa M. Bond, Proskauer Rose LLP
Peter M. Fass, Proskauer Rose LLP